SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. ______)

SPRAGUE RESOURCES LP
(Name of Issuer)

Sprague Resources LP Sprague Resources GP LLC Sprague HP Holdings LLC Sparrow HP Merger Sub, LLC Hartree Partners, LP Hartree Partners GP, LLC
(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

849343108
(CUSIP Number of Class of Securities)

Paul Scoff Sprague Resources LP 185 International Drive Portsmouth, NH 03801 (800) 225-1560	Stephen Hendel Managing Director Hartree Partners GP, LLC 1185 Ave of the Americas, New York, NY 10036 (212) 536-8430
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
William N. Finnegan IV Ryan J. Maierson Ryan J. Lynch Latham & Watkins LLP 811 Main Street Suite 3700 Houston, TX 77002 (713) 546-5400	David Oelman Lande Spottswood Vinson & Elkins L.L.P. 845 Texas Avenue Suite 4700 Houston, TX 77002 (713) 758-2222

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Sprague Resources LP, a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”) that are subject to the Rule 13e-3 transaction; (ii) Sprague HP Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Hartree (as defined below) (“Sprague Holdings”); (iii) Sparrow HP Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); (iv) Sprague Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “Partnership GP”); (v) Hartree Partners, LP, a Delaware limited partnership (“Hartree”); and (vi) Hartree Partners GP, LLC, a Delaware limited liability company and the general partner of Hartree. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 2, 2022 (as may be amended from time to time, the “Merger Agreement”), by and among the Partnership, Partnership GP, Sprague Holdings and Merger Sub. Pursuant to the Merger Agreement, Sprague Holdings has agreed to acquire each issued and outstanding Common Unit (other than Common Units held by Sprague Holdings or its permitted transferees (“Sprague Holdings Units”)) under the terms of the Merger Agreement. Under the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Sprague Holdings and Partnership GP (the “Merger”), both of which are controlled subsidiaries of Hartree. The Merger will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (the “Effective Time”). The Merger Agreement provides that, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Sprague Holdings Units) will be converted into the right to receive $19.00 in cash, to be paid without interest and reduced by any applicable tax withholding (the “Merger Consideration”). As of the Effective Time, all of the Common Units converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be canceled and cease to exist.

The Sprague Holdings Units, Incentive Distribution Rights (as defined in the Partnership’s First Amended and Restated Agreement of Limited Partnership, dated as of October 30, 2013 (as amended, the “Partnership Agreement”)) held by Sprague Holdings and its permitted transferees and the General Partner Interest (as defined in the Partnership Agreement) issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and no consideration will be delivered in respect thereof.

The closing of the Merger will occur on the third business day after the satisfaction or waiver of the conditions to the Merger provided in the Merger Agreement (other than the conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as the Partnership and Sprague Holdings agree; provided, however, that without the mutual agreement of the Partnership, Sprague Holdings, Merger Sub and Partnership GP, the closing of the Merger may not occur prior to July 31, 2022.

The conflicts committee (the “Conflicts Committee”) of the board of directors of Partnership GP has (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Partnership’s unaffiliated unitholders (the “Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, which action constituted “Special Approval” (as defined in Section 7.9(b) of the Partnership Agreement) by the Conflicts Committee, (iii) resolved to recommend the submission of the Merger Agreement to a vote of the Limited Partners (as defined in the Partnership Agreement) by written consent pursuant to Section 13.11 of the Partnership Agreement and (iv) directed Partnership GP and the Partnership to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement. In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Jefferies LLC (“Jefferies”), the financial advisor to the Conflicts Committee, to the effect that, as of the date of its opinion, and based upon the assumptions made, matters considered, procedures followed, and qualifications and limitations of the review undertaken in rendering its opinion as set forth therein, the Merger Consideration to be received by the Unaffiliated Unitholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Partnership and the Unaffiliated Unitholders.

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Under the applicable provisions of the Partnership Agreement, approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote or consent of the holders of a majority of the outstanding Common Units. As permitted by the Delaware Revised Uniform Limited Partnership Act and the Partnership Agreement, immediately following the execution of the Merger Agreement, Sprague Holdings, as the record and beneficial owner of approximately 74.5% of the issued and outstanding Common Units, which constitutes a “Unit Majority” (as defined in the Partnership Agreement), delivered to the Partnership an irrevocable written consent adopting the Merger Agreement and approving the transactions contemplated thereby, including the Merger, pursuant to the terms of the Partnership Agreement. Assuming the timely satisfaction or waiver of the conditions set forth in the Merger Agreement, the Partnership currently anticipates that the Merger will be completed prior to the end of the third quarter of 2022.

Concurrently with the filing of this Transaction Statement, the Partnership is filing an information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

(b)	Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Action Approved by Written Consent of Unitholders Representing a Unit Majority”

“Unit Ownership of Certain Beneficial Owners and Management”

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(c)	Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Common Unit Market Price Information”

(d)	Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Distribution Information”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Merger—Background of the Merger”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)	through (b) Name and Address; Business and Background of Entities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

“Information Concerning the Partnership”

“Information Concerning the Hartree Filing Parties—Identity and Background of the Hartree Filing Parties”

(c) Business and Background of Natural Persons. Not applicable.

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

“The Merger—Primary Benefits and Detriments of the Merger”

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“The Merger—Ownership of the Partnership After the Merger”

“The Merger—Financing of the Merger”

“The Merger—Provisions for Unaffiliated Unitholders”

“The Merger—No Appraisal Rights”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A: Merger Agreement

(c)	Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Financing of the Merger”

“The Merger—Provisions for Unaffiliated Unitholders”

“The Merger—No Appraisal Rights”

“The Merger Agreement”

Annex A: Merger Agreement

(d)	Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Questions and Answers about the Merger”

“The Merger—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Merger—Provisions for Unaffiliated Unitholders”

(f)	Eligibility for Listing or Trading. Not applicable.

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ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“Information Concerning the Partnership—About the Partnership”

“Information Concerning the Hartree Filing Parties—Identity and Background of the Hartree Filing Parties”

“Where You Can Find More Information”

Annex C: The Partnership’s Annual Report on Form 10-K for the Year Ended December 31, 2021

(b)	through (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Financing of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

“The Merger Agreement”

“Past Contacts, Transactions and Negotiations”

Annex A: Merger Agreement

Annex C: The Partnership’s Annual Report on Form 10-K for the Year Ended December 31, 2021

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement”

“Common Unit Market Price and Distribution Information”

“Where You Can Find More Information”

Annex A: Merger Agreement

Annex C: The Partnership’s Annual Report on Form 10-K for the Year Ended December 31, 2021

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ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(a)	Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

(b)	Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Financing of the Merger”

“The Merger—Primary Benefits and Detriments of the Merger”

“The Merger—Delisting and Deregistration of Common Units”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“Delisting and Deregistration”

Annex A: Merger Agreement

(c)	(1) through (8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

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“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

“The Merger—Primary Benefits and Detriments of the Merger”

“The Merger—Financing of the Merger”

“Delisting and Deregistration”

“The Merger Agreement”

Annex A: Merger Agreement

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

(b)	Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Solicitation by Partnership GP or the Partnership of Alternative Proposals”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Financial Advisor Discussion Materials Provided to Hartree Partners, LP”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

Annex B: Written Opinion of Jefferies to the Conflicts Committee

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(c)	Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Financial Advisor Discussion Materials Provided to Hartree Partners, LP”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

Annex B: Written Opinion of Jefferies to the Conflicts Committee

(d)	Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

“The Merger—Financing of the Merger”

“The Merger—Primary Benefits and Detriments of the Merger”

“The Merger—Ownership of the Partnership After the Merger”

“The Merger—Delisting and Deregistration of Common Units”

“The Merger Agreement”

“Delisting and Deregistration”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A: Merger Agreement

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ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)	through (b) Fairness; Factors Considered in Determining Fairness. Evercore Group L.L.C. (“Evercore”) was not asked to deliver and did not deliver an opinion to Hartree, any of the Hartree Filing Parties or any other person as to the fairness, from a financial point of view or otherwise, of the consideration to be paid or received, as the case may be, in connection with the Merger. Evercore’s presentation dated May 14, 2022, was prepared for Hartree and does not constitute a recommendation to any unitholder with respect to the Merger Consideration or as to how to act in connection with the proposed Merger or any other matter.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Financial Advisor Discussion Materials Provided to Hartree Partners, LP”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

Annex B: Written Opinion of Jefferies to the Conflicts Committee

(c)	Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Action Approved by Written Consent of Unitholders Representing a Unit Majority”

“Questions and Answers about the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger Agreement—Unitholder Approval”

(d)	Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

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“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement”

Annex B: Written Opinion of Jefferies to the Conflicts Committee

(e)	Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

(f)	Other Offers. Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)

through (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Jefferies and provided to the Conflicts Committee, dated as of March 3, 2022, March 10, 2022, March 25, 2022, March 29, 2022, April 29, 2022 and June 2, 2022 are set forth as Exhibits (c)(2)-(c)(7) hereto and are incorporated herein by reference. The discussion materials prepared by Evercore and provided to Hartree, dated as of May 14, 2022, is set forth as Exhibit (c)(8) and is incorporated herein by reference. The materials prepared by PricewaterhouseCoopers LLP and provided to the Conflicts Committee, dated as of March 25, 2022, is set forth as Exhibit (c)(9) and is incorporated herein by reference.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Financial Advisor Discussion Materials Provided to Hartree Partners, LP”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

“The Merger—Fees and Expenses”

“Where You Can Find More Information”

Annex B: Written Opinion of Jefferies to the Conflicts Committee

The written opinion of Jefferies is attached to the Information Statement as Annex B and is incorporated herein by reference.

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(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested equity security holder of Common Units or by any representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)	through (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Merger Consideration”

“Summary Term Sheet—Conditions to Consummation of the Merger”

“Summary Term Sheet—Fees and Expenses”

“Summary Term Sheet—Financing of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Regulatory Approvals and Clearances Required for the Merger”

“The Merger—Financing of the Merger”

“The Merger—Fees and Expenses”

“The Merger Agreement”

(c)	Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“The Merger—Financing of the Merger”

“The Merger—Fees and Expenses”

“The Merger Agreement—Expenses”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)	through (b) Securities Ownership; Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

“Summary Term Sheet—The Merger”

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“Summary Term Sheet—Treatment of Sprague Holdings Units, General Partner Interest and Incentive Distribution Rights”

“The Merger—Effects of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Delisting and Deregistration”

“Unit Ownership of Certain Beneficial Owners and Management”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e)	Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the Hartree Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the Hartree Filing Parties for the Merger”

“The Merger Agreement—Conditions to Consummation of the Merger”

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Merger—Effects of the Merger”

“Selected Historical Consolidated Financial Data”

“Where You Can Find More Information”

Annex C: The Partnership’s Annual Report on Form 10-K for the Year Ended December 31, 2021

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2021 is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Information Statement under the following captions is incorporated herein by reference: Not applicable.

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ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)	through (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Financial Advisor Discussion Materials Provided to Hartree Partners, LP”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

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ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)	Information Statement of Sprague Resources LP (the “Information Statement”) (incorporated herein by reference to the Partnership’s Schedule 14C filed concurrently with the SEC).
(a)(2)	Notice of Action of Written Consent of Sprague Resources LP (incorporated herein by reference to the Information Statement).
(a)(3)	Press Release of Sprague Resources LP dated June 2, 2022 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed June 2, 2022).
(b)	None.
(c)(1)	Opinion of Jefferies LLC (incorporated herein by reference to Annex B of the Information Statement).
(c)(2)	Presentation materials prepared by Jefferies LLC, dated March 3, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(3)	Presentation materials prepared by Jefferies LLC, dated March 10, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(4)	Presentation materials prepared by Jefferies LLC, dated March 25, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(5)	Presentation materials prepared by Jefferies LLC, dated March 29, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(6)	Presentation materials prepared by Jefferies LLC, dated April 29, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(7)	Presentation materials prepared by Jefferies LLC, dated June 2, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(8)	Presentation materials prepared by Evercore L.L.C., dated May 14, 2022, for each of the Hartree Filing Parties on a non-reliance basis.
(c)(9)	Materials prepared by PricewaterhouseCoopers LLP, dated March 25, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(d)	Agreement and Plan of Merger, dated as of June 2, 2022, by and among Sprague HP Holdings, LLC, Sparrow HP Merger Sub, LLC, Sprague Resources LP and Sprague Resources GP LLC (incorporated herein by reference to Annex A of the Information Statement).
(f)(1)	First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, dated as of October 30, 2013, (incorporated by reference to Exhibit 3.1 of Sprague Resources LP’s Current Report on Form 8-K filed November 5, 2013 (File No. 001-36137)).
(f)(2)	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP dated as of October 30, 2013, effective December 20, 2017 (incorporated by reference to Exhibit 3.1 of Sprague Resources LP’s Current Report on Form 8-K filed December 20, 2017 (File No. 001-36137).
(f)(3)	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP dated as of October 30, 2013, effective October 25, 2019 (incorporated by reference to Exhibit 3.1 of Sprague Resources LP’s Current Report on Form 8-K filed October 25, 2019 (File No. 001-36137)).
(f)(4)	Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP dated as of October 30, 2013, effective March 1, 2021 (incorporated by reference to Exhibit 3.3 of Sprague Resources LP’s Annual Report on Form 10-K filed March 4, 2021 (File No. 001-36137)).
(f)(5)	Composite copy of the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, dated as of October 30, 2013, as amended by Amendment No. 1, effective December 20, 2017, Amendment No. 2, effective October 25, 2019, and Amendment No. 3, effective March 1, 2021 (incorporated by reference to Exhibit 3.8 of Sprague Resources LP’s Annual Report on Form 10-K filed March 4, 2021 (File No. 001-36137)).
(g)	None.
107	Filing Fee Table.

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 7, 2022

SPRAGUE RESOURCES LP

By:	Sprague Resources GP LLC, its general partner

By:	/s/ David Glendon
Name:	David Glendon
Title:	President & CEO

SPRAGUE Resources GP LLC

By:	/s/ David Glendon
Name:	David Glendon
Title:	President & CEO

SPRAGUE HP HOLDINGS, LLC

By:	Hartree Partners, LP, its sole member
By:	Hartree Partners GP, LLC, its general partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

SPARROW HP MERGER SUB, LLC

By:	Sprague HP Holdings, LLC, its sole member
By:	Hartree Partners, LP, its sole member
By:	Hartree Partners GP, LLC, its general partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

Hartree Partners, LP

By:	Hartree Partners GP, LLC, its general partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

16